UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8712

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOWATER INCORPORATED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWATER INCORPORATED
P. O. Box 1028
55 East Camperdown Way
Greenville, SC 29602

REQUIRED INFORMATION

1.	Independent Auditors’ Report

2.	Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001

3.	Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001

4.	Notes to Financial Statements

5.	Supplemental Schedule – Schedule G Part III, Nonexempt Transactions for the year ended December 31, 2002

6.	Exhibits:

a.	Exhibit 23 — Independent Auditors’ Consent

b.	Exhibit 99 — Certification Pursuant to 18 U.S.C. Section 1350

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOWATER INCORPORATED SAVINGS PLAN
(Name of Plan)

Date: June 30, 2003	/s/ Aaron B. Whitlock

Aaron B. Whitlock
Director, Compensation and Benefits
Bowater Incorporated
(Plan Administrator)

BOWATER INCORPORATED SAVINGS PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Index

Page

Independent Auditors’ Report	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	4

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	5

Notes to Financial Statements	6

Schedule

Schedule G Part III – Nonexempt Transactions – Year ended December 31, 2002	12

Independent Auditors’ Consent	Exhibit 23

Schedules not filed herewith are omitted because of the absence of conditions under which they are required. Required schedules of the Master Trust are included with the appropriate Department of Labor filings.

Independent Auditors’ Report

The Board of Directors of Bowater Incorporated:

We have audited the accompanying statements of net assets available for benefits of the Bowater Incorporated Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bowater Incorporated Savings Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G, Part III – Nonexempt Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 26, 2003

BOWATER INCORPORATED SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets:
Investments (notes 1, 3 and 4):
Participant directed:
Plan interest in Master Trust:
At fair value:
Bowater Stock Fund	$32,351,644	31,583,178
Bowater Inc. Common Stock – ESOP Allocated	8,355,884	11,192,820
Fidelity Magellan Fund	35,538,619	47,008,119
Fidelity Equity Income Fund	26,262,295	32,499,956
Fidelity OTC Portfolio Fund	26,324,721	32,048,005
Fidelity International Growth and Income Fund	4,132,340	3,332,730
Fidelity Asset Manager Fund	6,752,791	5,899,848
Fidelity Asset Manager: Growth Fund	4,928,861	5,862,498
Fidelity Asset Manager: Income Fund	527,224	445,761
Fidelity Short-Term Bond Portfolio Fund	2,920,008	1,261,134
Janus Enterprise Fund	—	639,395
Spartan US EQ Index	7,204,523	3,548,646
TCW Galileo Small Cap I	634,189	1,110,420
Participants notes receivable	7,309,427	6,658,680

Total investments in Master Trust, at fair value	163,242,526	183,091,190

At contract value:
Fixed Income Fund	182,326,139	170,764,805

Total investments in Master Trust	345,568,665	353,855,995

Other Plan investments:
At fair value:
Mutual funds	—	5,285,174
Collective trusts	—	14,440,403
Participants notes receivable	—	332,767

Total other Plan investments, at fair value	—	20,058,344

At contract value:
Guaranteed interest fund	—	237,936

Total other Plan investments	—	20,296,280

Total investments	345,568,665	374,152,275

Receivables:
Employer’s contribution	—	29,637
Participants’ contribution	—	78,338

Total receivables	—	107,975

Total assets	345,568,665	374,260,250

Net assets available for benefits	$345,568,665	374,260,250

See accompanying notes to financial statements.

BOWATER INCORPORATED SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2002 and 2001

	2002	2001

Additions to net assets attributed to:
Investment income:
Plan interest in Master Trust investment loss (note 4)	$(22,737,261)	(10,465,528)
Net depreciation in fair value of mutual funds and collective trusts	(177,625)	—
Interest and dividends	35,746	—

Total investment loss	(22,879,140)	(10,465,528)

Contributions:
Employer’s	5,502,054	3,408,193
Participants’	17,156,046	6,880,189
Rollovers	482,015	338,533

Total contributions	23,140,115	10,626,915

Total additions	260,975	161,387

Deductions from net assets attributed to:
Benefits paid to participants	28,907,982	18,924,417
Administrative expenses (note 2)	44,578	10,799

Total deductions	28,952,560	18,935,216

Net decrease prior to participants transferred in from other plans and transfers in from previous plans	(28,691,585)	(18,773,829)

Participants transferred in from other plans	—	1,115,465
Transfers in from other plans:
Newsprint South, Inc. Savings and Investment Plan	—	12,600,981
Avenor America Inc. Savings and Salary Deferral Plan	—	848,527
U.S. Alliance Coosa Pines Corporation 401(k) Savings Plan	—	19,268,237
U.S. Alliance Corp Employees’ Thrift Plan	—	1,136,021
Bowater Incorporated/Coated Papers and Pulp Division Hourly Employees’ Savings Plan	—	73,872,799
Bowater Incorporated Savings Plan for Certain Hourly Employees	—	78,075,553

Net increase (decrease)	(28,691,585)	168,143,754
Net assets available for benefits:
Beginning of year	374,260,250	206,116,496

End of year	$345,568,665	374,260,250

See accompanying notes to financial statements.

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2002 and 2001

(1)	Description of the Plan

The following description of the Bowater Incorporated Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	Plan Merger

Effective April 1, 2001, the Newsprint South, Inc. Savings and Investment Plan was merged into the Plan. Effective May 31, 2001, the Avenor America Inc. Saving and Salary Deferral Plan was terminated and the remaining assets of that plan were transferred to the Plan.

Effective December 31, 2001, the Bowater Incorporated/Coated Papers and Pulp Division Hourly Employees’ Savings Plan, Bowater Incorporated Savings Plan for Certain Hourly Employees, U.S. Alliance Corp. Employees’ Thrift Plan and the U.S. Alliance Coosa Pines Corporation 401(k) Savings Plan were merged into the Plan. Also effective December 31, 2001, the name of the Plan was changed from the Bowater Incorporated Salaried Employees’ Savings Plan to the Bowater Incorporated Savings Plan.

(b)	General

The Plan was established by Bowater Incorporated (Company) as a trusteed, defined contribution savings plan and a leveraged employee stock ownership plan (ESOP). It covers all full-time employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a participant in the Bowater Incorporated Master Trust Agreement (Master Trust) with Fidelity Management Trust Company (Fidelity) (note 4).

(c)	Contributions

Active participants may elect to contribute to the Plan a percentage of their earnings and certain other income items on a tax-deferred or non-tax deferred basis, subject to regulated maximums. The maximum allowable deferral percentage is 50% of the participant’s earnings and certain other income items.

The Company contributes to the Plan in cash or shares of Company common stock. For certain groups of employees, Company contributions are made only if there are sufficient current or accumulated profits. Generally, the Company contributes an amount equal to a percentage of each participant’s contributed earnings. The Company match is dependent upon each participant’s predecessor plan design. Generally, the Company will match between 40% and 60% of each participant’s contributed earnings up to 6%. Participants who direct their contributions to the Bowater Stock Fund receive an additional company contribution equal to 5% of the purchase price of the stock.

The Company may authorize additional employer contributions.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings; each participants account is debited for investment losses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2002 and 2001

(e)	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants become fully vested in the Company contributions after completing three years of service.

(f)	Investment Options

Participants can direct their contributions to be invested in one or more of many investment funds, including a Fixed Income Fund, a Bowater Stock Fund, and certain mutual funds.

(g)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (less certain adjustments required by statute) or 50% of their vested account balance, whichever is less. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan. Currently, interest rates range from 5.75% to 10.50% on participant loans. Principal and interest are paid through payroll deductions.

(h)	Benefits and Withdrawals

Participants are entitled to receive vested benefits upon termination of employment. Active employees may withdraw vested funds subject to certain withdrawal rules as defined in the Plan.

(i)	Employee Stock Ownership Trust (ESOT)

In May 1989, the Company established an Employee Stock Ownership Plan (ESOP) as a component of the Plan. The ESOP was Funded by a $17,500,000 loan to the Employee Stock Ownership Trust (ESOT) with an eleven-year term and a floating interest rate of 87% of the one-month LIBOR. The loan was payable on a monthly basis and was amortized over its term. The ESOT used the loan to purchase 574,160 shares of the Company’s common stock at an average purchase price of $30.59. The shares served as security for the loan (the “Unallocated Shares”) and, as the loan was repaid, they were released and used to fund the Company’s matching contributions (the “Allocated Shares”). Increases or decreases in the market value of the shares released as loan payments versus the average purchase price of such shares were considered as additional ESOT appreciation or depreciation, respectively. The loan was repaid in 2000.

(j)	Forfeited Accounts

Forfeited nonvested accounts are used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation and Income Recognition

The Assets of the Plan are invested in the Bowater Incorporated Master Trust. Prior to February 1, 2002, some of Plan’s assets had been invested in mutual funds and collective trusts outside the Master Trust. The Master Trust includes the Fixed Income Fund, the Bowater Stock Fund, and mutual funds. Under the terms of the Master Trust agreement, all assets of the participating plan accounts are considered a single fund or funds which are commingled for investment purposes.

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2002 and 2001

The fully benefit-responsive stable value investment contracts within the Fixed Income Fund are valued at contract value, as reported by Fidelity. All other investments are based on the fair values, as determined by Fidelity through quoted market prices.

Purchases and sales of mutual funds and collective trusts in the Plan and Master Trust are recorded on a trade date basis. The Plan and Master Trust record interest income on an accrual basis and accrue dividends on the ex-dividend date.

(c)	Administrative Expenses

Net appreciation (depreciation) in fair value of investments, as reported by Fidelity, is net of investment management fees. Additional administrative expenses, including additional expenses charged by Fidelity, are paid by the participants or the Company.

(d)	Payments of Benefits

Benefit payments to participants are recorded upon distribution.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and schedule.

(3)	Investments

Investments with items representing 5% or more of net assets separately stated, at December 31, 2002 and 2001 were as follows:

	2002	2001

Plan interest in Master Trust (note 4)	$345,568,665	353,855,995
Other	—	20,296,280

	$345,568,665	374,152,275

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2002 and 2001

(4)	Master Trust

The Plan is a participant in the Master Trust. The following table presents the investments for the Master Trust at December 31, 2002 and 2001:

	2002	2001

Issuer
Fixed Income Fund:
At contract value:
AIG Life 5.73%, 10/30/03	$3,120,345	2,951,239
CDC Capital (MBS), 6.45%, 6/17/02	–	991,139
CDC Financial Products, 5.24%	33,805,705	20,831,661
Chase Manhattan, AMXCA 1999-2 A, 6.79%, 5/17/04	–	2,053,327
Chase Manhattan, MBNA Credit Card Trust 1997-FA, 6.70%, 6/17/02	–	4,512,342
Combined 6.30%, 2/28/03	–	2,524,336
GE Life and Annuity ASR, 6.21%, 2/28/02	–	3,777,418
GE Life and Annuity ASR, 6.03%, 12/16/03	5,588,996	5,271,146
John Hancock, 6.02%, 3/18/04	4,987,784	4,704,569
John Hancock, 6.67%, 9/30/03	2,811,856	2,635,785
Monumental Life, Discover Card Master Trust 1998-7, 5.45%, 11/17/03	–	2,523,516
Monumental Life, FN 93-194 PM, 6.05%, 6/08 CMO, 6.25%, 4/25/06	–	4,033,892
Monumental Life, Insurance, 5.58%	33,809,268	20,834,394
Morgan Guaranty, 5.24%	33,809,134	20,834,658
New York Life, 6.03%, 6/30/03	3,248,164	3,063,438
Ohio National, 6.08%, 4/16/03	4,054,032	3,821,674
Ohio National, 6.38%, 9/3/02	–	3,799,950
Pacific Life, 6.01%, 1/22/04	4,956,900	4,675,880
Protective, 6.14%, 10/31/02	–	2,474,894
Protective, 6.67%, 9/30/02	–	4,105,304
SAFECO, 6.17%, 4/17/02	–	2,619,628
SAFECO, 6.20%, 4/8/04	3,499,818	3,499,818
State Street, Chase Manhattan Auto Trust 1998-B A4, 5.93%, 8/15/02	–	705,733
Sunamerica National Life, 6.18%, 12/31/02	–	3,754,169
Transamerica Life, Premier Auto Trust 1998-2 A4, 5.81%, 6/6/02	–	526,011
UBS AG, Arcadia Auto Trust 1998-A A5, 6.10%, 12/15/03	–	2,006,054
UBS AG, CITMT 1999-A A3, 5.68%, 4/17/06	–	4,029,681
UBS AG, 5.57%	33,809,262	20,834,338
United of Omaha, 6.24%, 1/31/03	2,081,716	2,081,716
United of Omaha, 6.15%, 2/2/04	4,223,759	4,223,759

	$173,806,739	164,701,469

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2002 and 2001

	2002	2001

At fair value:
Fidelity short-term investment fund	8,519,400	6,063,336

Total fixed income fund	182,326,139	170,764,805

Fidelity Magellan Fund	35,538,619	47,008,119
Fidelity Equity Income Fund	26,262,295	32,499,956
Fidelity OTC Portfolio Fund	26,324,721	32,048,005
Fidelity International Growth and Income Fund	4,132,340	3,332,730
Fidelity Asset Manager Fund	6,752,791	5,899,848
Fidelity Asset Manager Growth Fund	4,928,861	5,862,498
Fidelity Asset Manager Income fund	527,224	445,761
Fidelity Short-term Bond Portfolio Fund	2,920,008	1,261,134
Janus Enterprise	—	639,395
Spartan US Eq Index	7,204,523	3,548,646
TWC Galileo Sm Cap I	634,189	1,110,420

Total Mutual Funds	115,225,571	133,656,512

Participant notes receivables	7,309,427	6,658,680
Bowater ESOP Stock	8,355,884	11,192,820
Bowater Stock Fund	32,351,644	31,583,178

Total Master Trust investments available for benefits	$345,568,665	353,855,995

At December 31, 2002 and 2001, the Plan’s interest in the Master Trust was 100%.

Investment loss of the Master Trust for the years ended December 31, 2002 and 2001, was as follows:

	2002	2001

Interest and dividends	$12,307,223	13,225,484
Net depreciation – Bowater Stock	(2,472,455)	(2,288,394)
Net depreciation – Bowater ESOP Stock	(1,088,577)	(2,145,805)
Net depreciation – Mutual Funds	(31,483,452)	(23,383,108)

	$(22,737,261)	(14,591,823)

The Plan’s share of the Master Trust investment loss for the years ended December 31, 2002 and 2001, was 100% and 72%, respectively.

(5)	Related Party Transactions

Certain Plan assets of the Master Trust are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The trustee receives investment and administrative fees as a result of these activities.

BOWATER INCORPORATED SAVINGS PLAN
Notes to financial statements
December 31, 2002 and 2001

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in all Company contributions.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 2003, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

(8)	Amendments

During 2002, the Plan was amended to incorporate new provisions allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Schedule 1

Bowater Incorporated Savings Plan
Schedule G, Part III — Nonexempt Transactions
Year ended December 31, 2002

(g)
(a)						Expense		(i)
Identity	(b)	(c)	(d)	(e)	(f)	Incurred	(h)	Current	(j)
of Party	Relationship	Description	Purchase	Selling	Lease	with	Cost of	Value	Net
Involved	to Plan	of Transactions	Price	Price	Rental	Transaction	Asset	of Asset	Gain

Bowater Incorporated	Plan Sponsor	June 3, 2002-	$4,509	N/A	N/A	N/A	$4,509	$4,509	N/A
See (1) below

(1)	This represents total amount of contributions that were withheld from employees, but not remitted timely by the Plan Sponsor.

See accompanying independent auditors’ report.

INDEX TO EXHIBITS

Exhibit No.	Description

23	Independent Auditors’ Consent

99	Certification Pursuant to 18 U.S.C. Section 1350